UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenman Parker Connally Greenman Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 SOUTH HULEN STREET, SUITE 201
(No. and Street)

FORT WORTH (City) TEXAS (State) 76109-1500 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES A. PARKER 817-922-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MONTGOMERY COSCIA GREILICH LLP
(Name – *if individual, state last, first, middle name*)

2500 DALLAS PARKWAY, SUITE 300 (Address) PLANO (City) TX (State) 75093 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES A. PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENMAN PARKER CONNALLY GREENMAN, INC., as of SEPTEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICKI KAYE REYES
Notary Public, State of Texas
My Comm. Expires 08-05-2011

[Signature]
Signature

SECRETARY/TREASURER
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenman Parker Connally Greenman, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended September 30, 2009

(With Independent Auditors' Report Thereon)

GREENMAN PARKER CONNALLY GREENMAN, INC.
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA
J. Brian Simpson, CPA
Rene E. Balli, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Greenman Parker Connally Greenman, Inc.

We have audited the accompanying statement of financial condition for Non-carrying, Non-clearing and certain other brokers or dealers of Greenman Parker Connally Greenman, Inc. (the Company) as of September 30, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
November 24, 2009

Greenman Parker Connally Greenman, Inc.
Statement of Financial Condition for Non-carrying,
Non-clearing and Certain Other Brokers or Dealers
September 30, 2009

ASSETS		
CURRENT ASSETS:		
Cash	$	114,610
Clearing deposit		25,000
Receivable from broker - dealer		41,657
Marketable securities owned, at market value		12,000
Other assets		3,840
Total current assets		197,107
NON-CURRENT ASSETS:		
Property and equipment, net of accumulated depreciation of $122,630		2,498
TOTAL ASSETS	$	199,605

LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable and accrued expenses	$	75,103
Total current liabilities		75,103
LONG-TERM LIABILITIES		
Deferred income tax liability		1,100
Total liabilities		76,203
SHAREHOLDERS' EQUITY		
Common stock, $0 par value; 100,000 shares authorized; 30,000 shares issued and outstanding at year-end		6,000
Additional paid-in capital		6,000
Retained earnings		111,402
Total shareholders' equity		123,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	199,605

The accompanying notes are an integral part of this financial statement.

Greenman Parker Connally Greenman, Inc.
Statement of Operations
For the Year Ended September 30, 2009

REVENUE		
Commissions	$	1,148,740
Interest income		15,186
Investment advisory and referral fees		109,673
Total revenue		1,273,599
EXPENSES		
Compensation and benefits- officers		851,512
Compensation and benefits- employees		155,792
Clearing and exchange fees		86,329
Communications and data processing		58,083
Interest		842
Occupancy		53,633
Depreciation		1,340
Other expenses		90,945
Total expenses		1,298,476
NET LOSS BEFORE FEDERAL INCOME TAXES		(24,877)
INCOME TAX EXPENSE		(1,500)
NET LOSS	$	(26,377)

The accompanying notes are an integral part of this financial statement.

Greenman Parker Connally Greenman, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2009

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at October 1, 2008	30,000	$ 6,000	$ 6,000	$ 137,779	$ 149,779
Net income	-	-	-	(26,377)	(26,377)
Balance at September 30, 2009	30,000	$ 6,000	$ 6,000	$ 111,402	$ 123,402

The accompanying notes are an integral part of this financial statement.

Greenman Parker Connally Greenman, Inc.
Statements of Cash Flows
For the Year Ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(26,377)
Adjustments:		
Depreciation		1,340
Changes in operating assets and liabilities:		
Receivable from broker - dealer		26,488
Other assets (current and non-current)		(461)
Accounts payable		(2,721)
Net cash used in operating activities		(1,731)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		(1,731)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		116,341
CASH AND CASH EQUIVALENTS AT END OF YEAR		114,610
SUPPLEMENTAL INFORMATION:		
Cash paid for interest	$	842
Cash paid for taxes	$	1,500

The accompanying notes are an integral part of this financial statement.

GREENMAN PARKER CONNALLY GREENMAN, INC.
Notes to Financial Statements
September 30, 2009

1. BUSINESS

Greenman Parker Connally Greenman, Inc. (the "Company") was incorporated in Texas on May 6, 1985. The Company is a registered member of the Financial Industry Regulatory Authority (FINRA) as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Pershing LLC. ("Pershing"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(i) of this rule. Based on the agreement between Pershing and the Company, the Company pays a clearing fee to Pershing for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At September 30, 2009, cash and cash equivalents included cash in bank accounts. Restricted cash consists of the amounts held with Pershing as a clearing deposit.

Accounts Receivable

Accounts receivable consists primarily of commissions and fees earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectability of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Furniture and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization, using the straight-line method based on estimated useful lives of three to five years. Repairs and maintenance are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Investments in Marketable Securities

The Company's investments in marketable securities are considered proprietary investments, subject to exemption from Statements on Financial Accounting Standard ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurement, effective for financial statements issued on fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 157 for the year ended September 30, 2009 reporting period. Accordingly, investments for the year beginning October 1, 2008 are valued in accordance with SFAS No. 157.

SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. For additional disclosures required by SFAS No. 157, see footnote 3.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shareholder's Equity

The Company has authorized 100,000 shares of no par value common stock, of which 30,000 shares are issued and outstanding.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate to net capital, both as defined, shall not exceed certain limits.

Revenue and Cost Recognition

The Company records commissions for both standard agency securities transactions and principal securities transactions. Standard agency commissions include all commissions made through a clearing organization with set commission rates. Principal commissions include purchases of specific fixed price securities, which are marked up for commissions and sold to clients.

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees are recorded in the period in which they were earned or incurred. Interest income is recorded as earned. Dividends are recorded as received. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes," which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable and investments in marketable securities. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relates to commissions earned from the sale of investment in numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the note payable obligation also approximates its carrying value because their terms are comparable to similar lending arrangements in the marketplace. At September 30, 2009, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS IN MARKETABLE SECURITIES

Investments held by the Company as of September 30, 2009 include 600 shares of common stock of NASDAQ Stock Market, Inc. NASDAQ Stock Market, Inc. stock can be traded on open markets. Accordingly, the Company considers them to be Level 1 inputs. The shares of stock are recorded at cost, which approximates fair value at September 30, 2009.

4. PROPERTY, FURNITURE AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2009:

Office furnishings and equipment	$ 125,128
Less: accumulated depreciation	(122,630)
	$2,498

Depreciation is provided on the straight-line method over the estimated useful lives of assets, typically 3 to 5 years. Depreciation expense for the year ended September 30, 2009 was $1,340.

5. STOCK PURCHASE AGREEMENT

The officers of the Company have entered into certain stock purchase agreements whereby the Company is obligated to acquire, and the stockholder's estate is obligated to sell to the Company, all shares of common stock of the Company owned by the stockholder at his death. The purchase price required to be paid for the related stock as of September 30, 2009 was $6.67 per share.

Under the terms of a buy-sell stockholder agreement, the Company has the right of first refusal concerning any proposed sale of stock by an existing stockholder.

6. SIMPLE IRA SAVINGS INCENTIVE PLAN

The Company has established a Savings Incentive Match Plan (the Plan) for its employees. The Plan covers all employees of the Company.

The Company contributes a matching contribution to each employee's account, equal to the employee's contribution, up to 3% of the employee's compensation for the respective calendar year. For the year ended September 30, 2009, the Company contributed approximately $25,089 to the Plan. The amount is included in compensation and benefits for both officers and employees in the accompanying financial statements.

7. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space. The aggregate amount of rental expenses for the year ending September 30, 2009 was $51,513, and it was included as a component of general operating expenses in the accompanying financial statements.

The Company's obligation under the lease agreements subsequent to September 30, 2009 is as follows:

Year ending September 30,	Annual lease payments
2010	$ 46,248

8. FEDERAL INCOME TAXES

Deferred tax assets and liabilities are computed by applying the effective United States federal and state income tax rate to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The components of the provision for federal income taxes for the year ended September 30, 2009 are as follows:

Current income tax (expense) benefit	
Federal	$ 1,500
State	-
	$ 1,500

Following are the components of deferred tax assets and deferred tax liabilities:

Non-current deferred tax assets (liabilities)	
Property and equipment	$ 1,100

9. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors as of September 30, 2009, or at any time during the year ended September 30, 2009.

10. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

11. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurring after September 30, 2009, the balance sheet date, through November 24, 2009, the date the financial statements were issued, and determined there have been no such events or transactions which would impact our financial statement for the year ended September 30, 2009.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

September 30, 2009

Greenman Parker Connally Greenman, Inc.
Supplemental Schedules Required by Rule 17a-5
For the Year Ended September 30, 2009

Net Capital Computation

Total stockholder's equity	$	123,402
Non-allowable assets:		
Property and equipment, net		(2,498)
Other current assets		(3,840)
Marketable securities		(12,000)
Total non-allowable assets		(18,338)
Allowable credits:		
Deferred income tax liability		1,100
Total changes in stockholder's equity		(17,238)
Net allowable capital	$	106,164

Computation of Basic Net Capital Requirement

Minimum net capital required	$	5,006
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	56,164

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	75,103
Percentage of aggregate indebtedness to allowable net capital		71%

Greenman Parker Connally Greenman, Inc.
Supplemental Schedules Required by Rule 17a-5
For the Year Ended September 30, 2009

Reconciliation with Company's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	106,164
Net Company and audit adjustments		-
Adjusted net allowable capital, per audited financial statements	$	106,164

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at October 1, 2008	$	-
Additions		-
Reductions		-
Balance of such claims at September 30, 2009	$	-

REPORT ON INTERNAL CONTROL
SEPTEMBER 30, 2009

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2500 Dallas Parkway, Suite 300
Plano, Texas 75093
972.748.0300 p
972.748.0700 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA
J. Brian Simpson, CPA
Rene E. Balli, CPA

To the Board of Directors
Greenman Parker Connally Greenman, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Greenman Parker Connally Greenman, Inc. (the Company), as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
November 24, 2009